September 25, 2017

Christina DiAngelo Fettig
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, NE
Washington, D.C. 20549

SUBJECT:	File No. 811-22228 PNMAC Mortgage Opportunity Fund, LP and File No. 811-22229 PNMAC Mortgage Opportunity Fund, LLC Response to your verbal comments

Dear Ms. Fettig:

I am writing in response to the comments you provided us in a conference call on August 23, 2017 and in a follow-up conversation on September 18, 2017 regarding your review of certain of the filings for funds under our management, PNMAC Mortgage Opportunity Fund, LP and PNMAC Mortgage Opportunity Fund, LLC.

To establish a foundation for our responses below, please note that on August 8, 2017, we sold substantially all of the assets of the investment funds and expect that at December 31, 2017, our balance sheets will consist primarily of cash and $0.4 million at fair value of mortgage loans, real estate acquired in settlement of loans and related claims (8 assets). We distributed $55.4 million to our investors and in settlement of our advisory compensation on August 24, 2017 and we expect to distribute most of the remaining cash to the investors and to liquidate the remaining assets by early 2018.

Following are our responses to your comments. For ease of review, we have printed your comments in bold face followed by our responses.

1.
With respect to Item 6 of our 2016 N-CSR, you indicated that because we included a summary schedule of investments in the audited financial statements, a full schedule of investments with an Auditor's Report is still required in Item 6 of the Form N-CSR.

We will file amended year-end Form N-CSRs for each of the years ended December 31, 2016, 2015 and 2014 with full schedules of investments and reports from our auditors, providing detailed information in the form of the investment schedule included in the respective years' audited financial statements by October 27, 2017.

2.	You noted that Deloitte's Opinion requires a heading "Emphasis of Matter" when an emphasis of matter is included in the audit opinion.

Deloitte & Touche have indicated to us that the form of the opinion they provided is consistent with the form of all opinions they provide to PCAOB companies. However, they have agreed to add the heading in future opinions for the investment funds.

3043 Townsgate Road, Westlake Village, CA 91360
E-mail: andrew.chang@pnmac.com Phone: (818) 224-7392

Christina DiAngelo Fettig
United States Securities and Exchange Commission
September 22, 2017

3.
You asked whether the balance sheet items Receivable from PennyMac Loan Services, LLC and Payable to PennyMac Loan Services, LLC have been cash settled and how frequently these amounts are cash settled.

The Receivable from PennyMac Loan Services, LLC primarily represents amounts advanced to fund the collection and liquidation costs relating to the Master Fund's investments in mortgage loans and is adjusted monthly based on expected cash requirements in the coming month. This amount is relieved when the loan servicer incurs collection and liquidation costs on the Mortgage Investments' behalf. The remainder of the balance represents principal and interest payments as well as real estate and mortgage loan sales proceeds receivable relating to assets liquidated within the past month. Such amounts are remitted during the following month.

The Payable to PennyMac Loan Services, LLC represents reimbursable collection and liquidation expenses, a deposit received from PennyMac Loan Services, LLC to secure its obligation to rebate a portion of the Mortgage Investments' loan servicing fees, and current month mortgage servicing fees payable. All amounts other than the mortgage loan servicing fee rebate deposit are settled monthly. The mortgage loan servicing fee rebate deposit will be repaid upon final liquidation of the Master Fund.

4.
You noted that our distributions in 2016 included return-of capital amounts and asked that we confirm whether the investment funds complied with the shareholder notification requirements of Rule 19A-1 of the Investment Company Act of 1940.

Our fund administrator, U.S. Bancorp Fund Services, has indicated to us that it provides notices to shareholders two to three days in advance of sending out distributions. These notices have not disclosed the type or source of the payment and the distributions have not included characterizations of the distribution amounts when the distributions were for other-than income amounts. U.S. Bancorp Fund Services has committed to using their firm's template for complying with Rule 19A-1 requirements in future distributions to our shareholders.

5.	You noted our disclosure of how we establish the fair value of real estate acquired in settlement of loans and asked whether the investment manager adjusts the broker quotes.

The investment manager does not adjust estimates of fair value. When there are questions regarding the indications of fair value, the investment manager seeks clarification from the broker or appraiser. If a satisfactory response is not received, the indication of fair value is reviewed by the investment manager's staff appraisers. If a satisfactory resolution of fair value is not obtained in the review, the investment manager orders a full appraisal.

6.
You noted that the Accountant's Report on Internal Control contained in the 2014 Annual Report is not signed on the EDGAR filing and asked that the 2014 Annual Report be refiled with the Accountant's Report signed.

We will amend and refile our 2014 Annual Report with the signature included on the Accountant's Report on Internal Control by October 27, 2017.

7.	You noted the disclosure on the Approval of Investment Management Agreement was not specific enough.

Representatives of the Investment Manager are not present for the portion of the meeting of the Master Fund's board of directors where the independent directors discuss the reasons for continuance of the Master Fund's investment management agreement and accordingly are not in a position to adjust the summary. However, we will pass on this request to those who attend that portion of the meeting and are responsible for summarizing the considerations of the independent directors.

Christina DiAngelo Fettig
United States Securities and Exchange Commission
September 22, 2017

8.
You noted that SEC Form N-2 item 6-d to Item 2 requires disclosure regarding the availability of information regarding how the Registrant voted proxies relating to portfolio securities during the most recent 12-month period ended June 30. The funds need to add reference to June 30.

     In future filings the investment fund will comply with the disclosure requirement with the following disclosure:

Proxy Voting

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities owned by the Fund and information regarding how the Fund voted proxies relating to portfolio securities during the 12-month period ended June 30, 2017, are available to stockholders (i) without charge, upon request, by calling the Fund collect at +1(818) 224-7442; and (ii) on the SEC's website at http://www.sec.gov.

9.	You indicated that Item 24 – Financial Statements – of Form N-2 requires a graphical presentation of the investment portfolio.

We understand that that Item 24.6.a of the instructions to Form N-2 requires "one or more tables, charts, or graphs depicting the portfolio holdings of the Fund by reasonably identifiable categories (e.g., type of security, industry sector, geographic region, credit quality, or maturity) showing the percentage of net asset value or total investments attributable to each. The categories and the basis of presentation (e.g., net asset value or total investments) should be selected, and the presentation should be formatted, in a manner reasonably designed to depict clearly the types of investments made by the Fund, given its investment objectives.

We believe that the tables contained in Note 4 – Concentration of Credit Risk to the financial statements included in the Form N-CSR are responsive to this requirement. The Mortgage Investments invest in a single asset class – which has throughout most of the funds' histories been comprised of a specific asset within that class – mortgage loans and the real estate resulting from liquidation of such mortgage loans. We believe that the tables presented in the financial statements adequately disclose the composition and risk characteristics of the investment funds' holdings of mortgage-related assets.

10.	You noted that relating to Form N-CSR Item 8(a)(1)(1) that in future filings we are required to provide information as of the date at which data is provided.

In future filings, we will provide the following introductory sentence to the "Directors and Officers" portion of the Additional Information section of the annual report: "The following information relating to our directors and officers is as of the date of the financial information or another date specified herein."

11.	You asked us with reference to Note 10 to the financial statements why the amount of the fee payments were in excess of the expense amount for 2016.

Fee payments were in excess of expense amounts for 2016 because fee payments made during 2016 included $72,853 relating to expenses recorded during 2015. That amount plus payments relating to 2016 expenses of $58,311 equal the total payments of $131,163.

Christina DiAngelo Fettig
United States Securities and Exchange Commission
September 22, 2017

12.
You asked that in future filings, we provide Asset Coverage Ratios for the asset-backed securities in the Master Fund's financial highlights similar to the presentation of coverage ratios relating to preferred shares in the feeder fund's financial highlights.

On August 9, 2017, we sold substantially all of the assets of the Master Fund and settled the asset-backed securities financing those assets. Therefore, asset coverage ratios will not be applicable for asset-backed securities in future filings.

*****

You may call me at (818) 224-7392 if you require clarification or have additional questions. I can also be reached by U.S. mail or by e-mail at andrew.chang@pnmac.com.

Sincerely,

/s/ Andrew S. Chang

Andrew S. Chang
Chief Financial Officer